The following press release was issued on September 13, 2007:	EXHIBIT (a)(5)(ii)

FOR IMMEDIATE RELEASE

PATRIOT ACQUISITION CORP. ANNOUNCES RESULTS OF TENDER OFFER;

TENDERS FOR APPROXIMATELY 92 PERCENT OF

COMPUDYNE CORPORATION’S COMMON STOCK RECEIVED

LOS ANGELES, CA, September 13, 2007 — Patriot Acquisition Corp., an affiliate of The Gores Group, LLC, a private investment firm focused on buyout transactions across several industry sectors, today announced that it has accepted all of the shares of common stock tendered, and not withdrawn of CompuDyne Corporation (NASDAQ: CDCY) pursuant to its tender offer for all of the outstanding shares of CompuDyne common stock at $7.00 per share, net to the seller in cash and without interest.

The initial offering period expired at 5:00 p.m., New York City time, on September 12, 2007. According to Continental Stock Transfer & Trust Company, the depositary for the tender offer, a total of 7,780,757 shares were tendered and not withdrawn prior to the expiration of the offer, excluding an additional 80,920 shares tendered by notice of guaranteed delivery. Stockholders who validly tendered prior to the expiration of the offer and whose shares were not properly withdrawn, will promptly receive the purchase price of $7.00 per share, net to the seller in cash and without interest. As a result of these purchases, Patriot Acquisition Corp. will own approximately 92 percent of the outstanding shares of CompuDyne Corporation’s common stock.

After the purchase of the tendered shares and the shares guaranteed for delivery, Gores Patriot Holdings, Inc., the parent of Patriot Acquisition Corp, plans to complete the acquisition of CompuDyne Corporation as soon as practicable pursuant to the short-form merger procedure available under Nevada law. In this merger, Patriot Acquisition Corp. will merge with and into CompuDyne Corporation, and CompuDyne Corporation will become a wholly-owned subsidiary of Gores Patriot Holdings, Inc. In the merger, each share of CompuDyne Corporation’s outstanding common stock will be cancelled and converted into the right to receive $7.00 per share, net to the seller in cash and without interest. Thereafter, CompuDyne Corporation’s common stock will no longer be traded on the NASDAQ Stock Market.

About The Gores Group:

Founded in 1987, The Gores Group, LLC is a private equity firm focused on acquiring controlling interests in mature and growing businesses which can benefit from the firm’s operating experience and flexible capital base. The firm combines the operational expertise and detailed due diligence capabilities of a strategic buyer with the seasoned M&A team of a traditional financial buyer. The Gores Group, LLC has become a leading investor having demonstrated over time a reliable track record of creating substantial value in its portfolio companies alongside management. The firm’s current private equity fund has committed equity capital of $1.3 billion. Headquartered in Los Angeles, California, The Gores Group, LLC maintains offices in Boulder, Colorado and London. For more information, please visit www.gores.com.